FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2024 Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President, Deputy General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Senior Vice-President, Deputy General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXCEPT FOR EXHIBIT 99.1, WHICH IS ONLY FURNISHED AND NOT INCORPORATED BY REFERENCE INTO ANY REGISTRATION STATEMENT, THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-275898) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-117922, 333-207754, 333-207750, 333-207748, 333-252536 AND 333-268715) TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On July 11, 2024, Royal Bank of Canada (“RBC”) announced a number of changes to its executive leadership team and business segments:

•	Doug Guzman to become Deputy Chair, RBC
•	Neil McLaughlin to become Group Head, RBC Wealth Management
•	Erica Nielsen to become Group Head, RBC Personal Banking
•	Sean Amato-Gauci to become Group Head, RBC Commercial Banking
•	Jennifer Publicover to become Group Head, RBC Insurance
•	Personal & Commercial Banking to become two standalone business segments: Personal Banking and Commercial Banking

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Katherine Gibson
Name: Title:	Katherine Gibson Interim Chief Financial Officer

Date: July 11, 2024

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release – RBC announces changes to executive leadership team and business segments